June 19, 2009
Ms. Karen J. Garnett,
   Assistant Director,
      Division of Corporation Finance,
         Securities and Exchange Commission,
            100 F Street, NE,
               Washington, DC 20549-3628.

Re:	Thomas Weisel Partners Group, Inc. Registration Statement on Form S-3 Registration No. 333-151226
Dear Ms. Garnett:
     On behalf of our client, Thomas Weisel Partners Group, Inc. (the “Company”), we are following up on the above-captioned Registration Statement on Form S-3 filed by the Company to register shares of its common stock issuable on exchange of exchangeable shares of TWP Acquisition Company (Canada) Inc. an indirect Canadian subsidiary of the Company (the “Registration Statement”).
     The Company’s last formal communication with the Staff regarding the registration statement was the response letter (attached) to the Staff’s third comment letter. Based on subsequent conversations, the Company understands that the Staff remains concerned that because, in the Staff’s view, it was likely that registration of the underlying share of common stock would occur within one year, this meant that an investment decision on the underlying shares of common stock was made at the time the exchangeable shares were issued. The Company respectively submits that even if this were the case this is not a relevant consideration for the Section 5 analysis for the following reasons:
•	The timing of a subsequent registration should not affect the availability of the original exemption from the registration requirements of the Act. In other circumstances (e.g. PIPEs offerings Rule 144A debt offerings, which often include contractual requirements obligating issuers to register securities shortly after the completion of an unregistered offering of such securities) the Commission has permitted contractual obligations to effect registration within

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a shorter time period without affecting the availability of the exemption for the original transaction. Moreover, in the instant case, no registration is effective (nor is one required to be effective) notwithstanding the passage of nearly 18 months from the date of the original issuance, making clear that there was no reasonable expectation or likelihood that the registration of the underlying shares would be effected within one year.[1]
•	The Staff’s letter seems to indicate that the 3(a)(10) exemption would not be available for the initial “sale” of the underlying common stock if it were deemed to be offered and sold at the time of the transaction. The Company respectfully submits that this is overly restrictive reading and the Staff’s own legal bulletin makes clear that the exemption is only unavailable for the later conversion or exchange of convertible or exchangeable securities (which is of course the reason behind the Company’s efforts to register the future exchanges). See Staff Legal Bulleting No. 3A, Paragraph 4.A.
     The remainder of this letter provides additional background on the original transaction and an analysis of the Section 5 issues relevant to the original issuance and an analysis of the exchange which the Company has sought to register.
Summary of Section 5 Analysis
     On January 2, 2008, the Company completed the acquisition of Westwind Capital Corporation (“Westwind”). In connection with the transaction, Westwind shareholders received a combination of (1) cash and (2) shares of common stock of the Company (“Common Stock”) or exchangeable shares of TWP Acquisition Company (Canada), Inc. (“Canadian Sub”), an indirect Canadian subsidiary of the Company (“Exchangeable Shares”), in exchange for their shares of Westwind. The shares of Common Stock and Exchangeable Shares initially issued at the closing of the transaction were issued under the exemption from registration under Section 3(a)(10) of the Securities Act of 1933, as amended (the “Securities Act”).
     Overview of Exchangeable Share Structure
     The Exchangeable Share structure is more fully described in the Registration Statement as well as the Company’s Proxy Statement, dated November 7, 2007, relating to the acquisition of Westwind. However, a brief overview of certain provisions of the Exchangeable Shares that are designed to ensure that such shares are essentially the functional and economic equivalent of the Common Stock is set forth below.

[1]	Additionally, it is unclear why a one year period would in any event be relevant following the 2007 amendments to Rule 144.

Ms. Karen J. Garnett	3
     Dividend Rights. Pursuant to the terms of the Exchangeable Shares, holders of Exchangeable Shares are entitled to dividends only when the Company declares a dividend on the Common Stock. When such a dividend is declared on the Common Stock, holders of the Exchangeable Shares are entitled to an equivalent amount of cash (in the case of a cash dividend on the Common Stock), an equal number of Exchangeable Shares (in the event of a stock dividend payable in Common Stock, unless an economically equivalent subdivision of the Exchangeable Shares is made) or the same or economically equivalent property (in the case of a dividend on the Common Stock payable in other property).
     Retraction Rights. Holders of Exchangeable Shares have the right (referred to as a “retraction right”) at any time to require Canadian Sub to redeem any or all of the Exchangeable Shares for a price per Exchangeable Share equal to one share of Common Stock plus declared and unpaid dividends, if applicable, subject to the overriding call right held by TWP Holdings Company (Canada), ULC, a direct wholly-owned subsidiary of the Company (“CallRightCo”), and subject to certain covenants in the Shareholders’ Equity Agreement, dated as of September 30, 2007, by and among the Company and the former Westwind Shareholders party thereto. If CallRightCo exercises its right to purchase the Exchangeable Shares upon the exercise by a holder of Exchangeable Shares of its retraction right, then CallRightCo, rather than Canadian Sub, would accept the Exchangeable Shares and in return, deliver shares of Common Stock and any declared and unpaid dividends. As described below, in certain circumstances, holders of Exchangeable Shares have the right to exchange their Exchangeable Shares for shares of Common Stock directly with the Company.
     Voting Rights. As part of the Exchangeable Share structure, the Company entered into a Voting and Exchange Trust Agreement (the “Voting and Exchange Trust Agreement”) with Canadian Sub and CIBC Mellon Trust Company, as trustee (the “Trustee”), which agreement generally may not be amended without the requisite approval of the holders of Exchangeable Shares, pursuant to which the Company agreed to issue a share of special voting preferred stock to the Trustee for the benefit of the holders of Exchangeable Shares (other than Exchangeable Shares held by the Company and its affiliates). The share of special voting preferred stock has a number of votes, which may be cast at any meeting at which holders of Common Stock are entitled to vote, equal to the then outstanding number of Exchangeable Shares (other than Exchangeable Shares held by the Company and its affiliates). Accordingly, through the Voting and Exchange Trust Agreement and the share of special voting preferred stock, holders of Exchangeable Shares effectively have the same voting rights as holders of Common Stock. Except as required by applicable law and except with respect to amendments of the Exchangeable Share provisions and the notice (but not voting) rights with respect to meetings called for the purpose of authorizing the dissolution of Canadian Sub or the sale, lease or exchange of all or substantially all of the property of Canadian Sub, holders

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of Exchangeable Shares are not entitled to receive notice of or attend any meeting of the shareholders of the Company or to vote at any such meeting.
     Exchange and Redemption Rights in Connection with Certain Events Affecting Canadian Sub or the Company. Also pursuant to the Voting and Exchange Trust Agreement, the Company granted the Trustee, for the benefit of the holders of Exchangeable Shares (other than the Company and its affiliates), the right to require the Company to purchase the Exchangeable Shares held by such holders in the event of an insolvency or certain other events relating to Canadian Sub for consideration equal to one share of Common Stock per Exchangeable Share plus declared and unpaid dividends. In addition, the Company agreed that in the event of a liquidation or similar event affecting the Company, all of the Exchangeable Shares (other than those held by the Company and its affiliates) will be automatically exchanged for shares of Common Stock plus any declared and unpaid dividends. In the case of certain changes of control of the Company, Canadian Sub has the obligation (subject to CallRightCo’s overriding call right) to redeem the Exchangeable Shares for consideration equal to one share of Common Stock per Exchangeable Share plus declared and unpaid dividends.
     Liquidation Rights. In the event of a liquidation or similar event of Canadian Sub, holders of Exchangeable Shares are only entitled to receive one share of Common Stock for each Exchangeable Share, plus any declared and unpaid dividends.
     Support Agreement Covenants. The Company also entered into a Support Agreement (the “Support Agreement”) with CallRightCo and Canadian Sub, which agreement generally may not be amended without the requisite approval of holders of the Exchangeable Shares, pursuant to which the Company agreed to additional covenants relating to the Exchangeable Shares, including the following:
•	The Company will not declare or pay dividends on shares of the Common Stock unless Canadian Sub simultaneously declares or pays, as applicable, an equivalent dividend on the Exchangeable Shares, and Canadian Sub has sufficient money or other assets to enable the due declaration and due and punctual payment of such dividend or, if the dividend is a stock dividend, Canadian Sub effects an economically equivalent subdivision of the Exchangeable Shares.
•	The Company will take all actions and do all things reasonably necessary or desirable to enable and permit Canadian Sub, in accordance with applicable law, to pay and otherwise perform its obligations arising upon the liquidation, dissolution or winding-up of Canadian Sub or a retraction demand by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by Canadian Sub, including all actions and things that are reasonably necessary or desirable to enable and permit Canadian Sub to deliver shares of Common Stock when obligated to do so.

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•	The Company will take all actions and do all things reasonably necessary or desirable to enable and permit CallRightCo to perform its obligations arising upon the exercise by it of its call right, including all actions and things as are reasonably necessary or desirable to enable and permit CallRightCo to deliver shares of Common Stock when obligated to do so.
•	The Company must cause Canadian Sub to deposit a sufficient amount of funds in a separate account of Canadian Sub to enable Canadian Sub to pay any dividends or other amounts due to holders of Exchangeable Shares.
•	The Company will not, without the prior approval of Canadian Sub and the holders of Exchangeable Shares, make certain distributions on the Common Stock unless the economic equivalent thereof is distributed to holders of Exchangeable Shares.
•	So long as the Exchangeable Shares remain outstanding (other than shares held by the Company or its affiliates), the Company must remain the direct or indirect beneficial owner of all of the issued and outstanding voting shares of Canadian Sub and CallRightCo.
     Securities Act Exemption for Common Stock
     The Staff appears to be questioning whether registration of the exchange of Exchangeable Shares for shares of common stock may be inappropriate because holders of the Exchangeable Shares should be deemed to have acquired the underlying shares of common stock at the same time the Exchangeable Shares were acquired. Under that view, any registration of the shares of common stock would be limited to registration of the shares of common stock for resale by the holders of those shares. The Company respectfully submits that the issuance of the Exchangeable Shares and shares of common stock were exempt from registration under Section 3(a)(10) of the Securities Act.2 If the Staff’s view is that, notwithstanding the view expressed in paragraph 4.A of Staff Legal Bulleting No. 3A, the later exchange need not be registered; the Company would be prepared to convert the registration statement to a resale registration statement.

[2]	The offer and issuance of the securities were also likely exempt under Section 4(2) of the Securities Act which provides for an exemption from registration for an issuance of securities “not involving a public offering.” The shareholders of Westwind (comprised of the professional partners in the firm, all of whom are sophisticated individuals employed at a securities brokerage firm) conducted due diligence, had full access to the public disclosures and SEC filings of the Company and negotiated the terms of the transaction in which they agreed to hold the acquired securities and sell only in transactions registered under the Securities Act.

Ms. Karen J. Garnett	6
     Applicability of Section 3(a)(10) to any Initial Offer of Common Stock Underlying the Exchangeable Shares
     The provisions of the Exchangeable Shares, including the fact that the dividend, liquidation and voting rights are essentially identical to, and wholly derivative of, the dividend, liquidation and voting rights with respect to Common Stock and the related covenants to which the Company has agreed in the Voting and Exchange Trust Agreement and the Support Agreement, render the Exchangeable Shares essentially the functional and economic equivalent of the Common Stock. Moreover, the terms of the Exchangeable Shares do not provide the holders thereof with any right to, or interest in, the assets or operations of Canadian Sub (or any of its subsidiaries, including Thomas Weisel Capital Corporation (formerly known as Westwind Capital Corporation)) other than amounts that are attributable to shares of Common Stock. The Exchangeable Shares themselves essentially have no independent value. All value ascribed to the Exchangeable Shares derives from the Common Stock and the Company’s agreements to fulfill its obligations under the Voting and Exchange Trust Agreement and the Support Agreement. Accordingly, a Westwind shareholder making an investment decision with respect to the Exchangeable Shares would necessarily look to the Company and the Common Stock underlying the Exchangeable Shares for determining the value of the Exchangeable Shares.
     Assuming that the investment decision with respect to the shares of Common Stock underlying the Exchangeable Shares took place at the same time as an investment decision in the Exchangeable Shares (and without necessarily agreeing with the Staff’s position), then due to the equivalent nature of the Exchangeable Shares and the Common Stock and the lack of value attributable to the Exchangeable Shares apart from the Common Stock, an investment decision in the Exchangeable Shares and an investment decision in the Common Stock should be viewed as a unitary decision — i.e., an investment decision in the underlying shares of Common Stock. In making its decision whether initially to receive shares of Common Stock or Exchangeable Shares in connection with the transaction, a Westwind shareholder would have based its decision on the tax consequences of initially holding Exchangeable Shares versus initially holding shares of Common Stock. Because the Exchangeable Shares are essentially the functional and economic equivalent of shares of Common Stock, there effectively is no difference (other than with respect to certain personal tax matters) from a holder’s perspective between shares of Common Stock and Exchangeable Shares. Therefore, the initial investment decision in the Exchangeable Shares constituted an investment decision in the underlying shares of Common Stock and a decision regarding the tax consequences of holding the Exchangeable Shares rather than the shares of Common Stock. Similarly, an investment decision with respect to the shares of Common Stock initially issuable in the transaction involved an investment decision in the shares of Common Stock and a decision regarding the tax consequences of holding the shares of Common Stock rather than the Exchangeable Shares.

Ms. Karen J. Garnett	7
     Based on the foregoing and in light of the fact that the Exchangeable Shares are essentially equivalent to the Common Stock, the Company respectfully submits to the Staff that there was not a separate and distinct decision to invest in the Common Stock underlying the Exchangeable Shares. The Company acknowledges that Staff Legal Bulletin 3A provides that “when options, warrants, or other convertible securities are issued in the Section 3(a)(10) transaction, Section 3(a)(10) does not exempt the later exercise or conversion” and that Section 3(a)(10) would not be available for the later exchange of Exchangeable Shares for Common Stock (emphasis added). However, assuming that there were an offer of the underlying shares of Common Stock at the time of the acquisition by the Company of Westwind, the Company respectfully submits that Section 3(a)(10) was available for the entire initial investment decision a holder of Westwind shares made at the time of the acquisition—i.e., the fundamental decision whether to invest in the Common Stock and the decision (which would have been primarily driven by personal tax circumstances) whether to make that investment directly through the Common Stock or initially through the Exchangeable Shares. In short, the primary investment decision was the decision whether to invest in the Common Stock.
     Section 3(a)(10) exempts from registration “any security which is issued in exchange for one or more bona fide outstanding securities...where the terms and conditions of such issuance and exchange” are approved after a fairness hearing is held. Although the shares of Common Stock underlying the Exchangeable Shares were not outstanding at the time the Plan of Arrangement relating to the acquisition was approved by the Ontario Superior Court of Justice (Commercial List), because the Exchangeable Shares should be disregarded from an economic perspective, the Company respectfully submits that the fundamental investment decision — i.e., the decision whether to invest in the Common Stock (whether directly or through the Exchangeable Shares), was covered by the Section 3(a)(10) exemption and should therefore be available for any initial offer of the shares of Common Stock underlying the Exchangeable Shares.3 This result is consistent with the determination of the Ontario Superior Court of Justice (Commercial List) that the terms and conditions of the issuances of all of the securities issued in connection with the Plan of Amalgamation were fair and reasonable.

[3]	The Plan of Arrangement, which was approved by the Ontario Superior Court of Justice (Commercial List), contemplated the issuance of shares of Common Stock as well as Exchangeable Shares in exchange for Westwind shares and also attached as an annex the provisions of the Exchangeable Shares, which, among other things, provide for the right of a holder to exchange Exchangeable Shares for shares of Common Stock and set forth the characteristics of the shares that make them essentially the economic and functional equivalent of the Common Stock, as described above.

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     Subsequent Exchange of Shares of Common Stock for Exchangeable Shares
     Based upon the language of Staff Legal Bulletin 3A, which provides that Section 3(a)(10) does not exempt the later exercise or conversion of shares issued in reliance on the Section 3(a)(10) exemption, the Company filed its registration statement on Form S-3. The Company respectfully submits that registration of that exchange remains the appropriate manner for the Company to comply with the registration requirements of the Securities Act. If, however, the Staff concludes that the offer of the shares of common stock underlying the Exchangeable Shares is so inter-linked with the offer of the Exchangeable Shares that it effectively constitutes the same offer, the exchange either would not require registration (i.e. because the holder of the Exchangeable Shares effectively already holds the shares of Common Stock and no investment decision is made upon the exchange) or would be exempt under Section 3(a)(9) of the Securities Act.
     Applicability of Section 3(a)(9) to the Subsequent Exchange
     Section 3(a)(9) provides an exemption from registration for “any security exchanged by an issuer with its existing security holders”. The Company acknowledges that the securities being issued (i.e., the Common Stock) are issued by the Company whereas the Exchangeable Shares were issued by Canadian Sub and that depending under what circumstances the underlying shares of Common Stock are delivered, the shares of Common Stock may be delivered by Canadian Sub or CallRightCo (rather than the Company); as such, the identity of issuer requirement set forth in Section 3(a)(9) technically may not be met. However, for the reasons discussed below, the Company respectfully submits that Section 3(a)(9) should nevertheless be available for the later issuance of shares of Common Stock upon exchange, retraction or redemption of the Exchangeable Shares or in connection with certain liquidation or similar events involving Canadian Sub.
     As discussed above, the dividend, liquidation and voting rights with respect to the Exchangeable Shares are essentially identical to, and wholly derivative of, the dividend, liquidation and voting rights with respect to the Common Stock. In addition, pursuant to the Voting and Exchange Agreement and the Support Agreement, the Company has agreed to a number of covenants for the benefit of the holders of Exchangeable Shares, all designed to ensure that the Exchangeable Shares are essentially the functional and economic equivalent of the Common Stock. The terms of the Exchangeable Shares do not provide the holders thereof with any right to, or interest in, the assets or operations of Canadian Sub or any of its subsidiaries other than amounts that are attributable to shares of Common Stock. The economic merits of the Exchangeable Shares lie solely in the underlying Common Stock and the related Company covenants in the Voting and Exchange Trust Agreement and the Support Agreement, and to derive any value from the Exchangeable Shares, a holder must look to the Company. Accordingly,

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the Company respectfully submits that based on the economic reality of the Exchangeable Shares, the Exchangeable Shares should be viewed as securities issued by the Company and the Company should be viewed as effecting the exchange and, therefore, the exemption under Section 3(a)(9) should be available for the issuance of the Common Stock in respect of the Exchangeable Shares.
     The Company believes that the foregoing analysis is analogous to positions that the Staff has taken in similar situations. For example, in Microsoft Corporation; SOFTIMAGE Inc. (April 8, 1994), the Staff indicated that it would not recommend enforcement action if Microsoft Corporation, in reliance upon an opinion of counsel that the exemption provided by Section 3(a)(9) is available, exchanged Microsoft Corporation common stock for SOFTIMAGE exchangeable shares. The Staff noted that in reaching that view, “the terms of the SOFTIMAGE Exchangeable Shares give the holders thereof dividend, liquidation and voting rights identical to that of a holder of Microsoft Common Shares. In addition, we note that the SOFTIMAGE Exchangeable Shares do not provide the SOFTIMAGE Exchangeable Shareholders any right to, or interest in, the assets or operations of SOFTIMAGE other than amounts attributable to Microsoft Common Shares.” The SOFTIMAGE Exchangeable Shares were issued pursuant to an exemption under Section 3(a)(10) and were exchangeable for shares of Microsoft Corporation common stock. Like the SOFTIMAGE Exchangeable Shares, the only dividend rights that holders of Exchangeable Shares have is the right to receive dividends of cash or other property equivalent to any dividends declared or paid on the Common Stock and in a liquidation of Canadian Sub, holders of Exchangeable Shares only have the right to receive shares of Common Stock and declared and unpaid dividends. Lastly, with respect to voting rights, similar to the SOFTIMAGE Exchangeable Shares, the holders of Exchangeable Shares have only limited voting rights with respect to Canadian Sub, and essentially have full voting rights with respect to the Common Stock through a trust arrangement. See also William A. Shaw; Linda P. Shaw; Randy Reeve; Denise Reeve (June 11, 1993) (allowing tacking of the Rule 144 holding period of Marcam Common Stock with the holding period of the Marcam Canada Special Shares where “the terms of the Special Shares, together with the Exchange Rights and the Preferred Stock, give the Special Shareholders dividend, liquidation and voting rights identical to that of a holder of Marcam Common Stock, and therefore, the Special Shareholders have assumed the full economic risk, in all respects, of owning Marcam Common Stock directly. . . . [and where] the Special Shares do not provide the Special Shareholders any right to, or interest in, the assets or operations of Marcam Canada or its subsidiary . . . other than amounts attributable to the Marcam Common Stock”).
     The Company believes that the foregoing analysis also is analogous to positions that the Staff has taken in the context of securities being issued by a parent company in exchange for securities of a subsidiary that have been guaranteed by the parent company. For example, in Baxter Travenol Laboratories, Inc. (July 8, 1983), the Staff granted a no-action request where shares of the parent company’s common stock

Ms. Karen J. Garnett	10
were being issued in exchange for shares of preferred stock of a subsidiary. The parent company unconditionally guaranteed the payment on the preferred stock of dividends and amounts payable upon redemption or liquidation thereof and the delivery by the subsidiary of the shares of common stock, and also agreed to deliver shares of common stock to the preferred holders upon conversion. The request for no-action noted that:
in substance the [parent company] is the entity to which holders of [the preferred stock] ultimately must look for performance of
[the subsidiary’s] obligations with respect thereto. In other words, as a practical matter a conversion of [the preferred stock]
really involves the surrender of one’s rights as a beneficiary of the guarantee of [the subsidiary’s] obligations issued by [the parent company] (which rights are evidenced by the shares of
[preferred stock]) in exchange for shares of Common Stock—an exchange of securities of a single issuer.
See also IMCO Realty Services, Inc. (February 6, 1990) (in providing no-action relief where debt securities issued by a wholly-owned subsidiary of the parent company and guaranteed by the parent company were being exchanged for debt securities issued by a different wholly-owned subsidiary of the parent company and guaranteed by the parent company, the Staff noted, among other things, that “the wholly owned subsidiaries have no economic substance or operations independent from [the parent company] and were formed exclusively to act as financing entities”); Saatchi & Saatchi (May 18, 1989) (relating to the issuance of parent company common stock upon conversion of preferred shares issued by a subsidiary and guaranteed by the parent company); The Timken Co. and The Tenax Co. (January 20, 1986) (relating to the issuance of parent company common stock upon conversion of bonds issued by a subsidiary and guaranteed by the parent company); National Can Corporation (September 22, 1983) (relating to the issuance of the parent company’s common stock in exchange for bonds issued by a subsidiary and guaranteed by the parent company, where the guarantee “was and is the prime source of the economic merits” of the bonds); and American Motors Corp. (July 8, 1982) (also relating to the issuance of parent company common stock upon conversion of bonds issued by a shell subsidiary and guaranteed by the parent company).
     Because the dividend, liquidation and voting rights with respect to the Exchangeable Shares are essentially identical to, and wholly derivative of, the dividend, liquidation and voting rights with respect to the Common Stock and because the terms of the Exchangeable Shares do not provide the holders thereof with any right to, or interest in, the assets or operations of Canadian Sub or its subsidiaries other than amounts that are attributable to shares of Common Stock, the Company respectfully submits that a holder of Exchangeable Shares will look solely to the Company and the Common Stock for deriving value from the Exchangeable Shares and effecting any exchange rights and, therefore, the identity of issuer requirement should be met for purposes of Section

Ms. Karen J. Garnett	11
3(a)(9). Based on the foregoing, the Company respectfully submits that Section 3(a)(9) is available for the issuance of the shares of Common Stock underlying the Exchangeable Shares.
     For the foregoing reasons, the Company respectfully submits that it is appropriate to register the exchange of the underlying shares of Common Stock at this time. If however the Staff concludes that the shares of common stock underlying the Exchangeable Shares is so inter-linked with the issuance of the Exchangeable Shares that it effectively constitutes the same transaction, the Company submits that it should be permitted to convert the registration statement into a resale registration statement.
     If you have any questions or comments concerning the matters discussed above, please call me on (650) 461-5620.
Very truly yours,

/s/ Scott D. Miller
Scott D. Miller

cc:	Mark P. Fisher (Thomas Weisel Partners Group, Inc.)